Exhibit 5

[Logo: HIGHFIELDS CAPITAL]

February 11, 2004

DON’T FALL FOR MANAGEMENT’S SCARE TACTICS . . .

FEDERAL COURT SIDES WITH MONY SHAREHOLDERS

INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS

SHAREHOLDERS VOTE AGAINST AXA MERGER

Dear Fellow MONY Shareholder:

You should know that in recent days, MONY management has launched a desperate attack against its own shareholders who oppose the sale of MONY to AXA Financial, Inc., resorting to newspaper ads and even suing MONY’s own shareholders. Today, a federal court found that MONY’s claim was unfounded and contrary to long-standing SEC policy. As a result, we are finally able to provide you with MONY’s proxy card so you can express your views on the proposed merger.

ISS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE AXA MERGER

In a letter MONY sent to you today, management again claims that only they have your interests in mind and that shareholder opposition to the sale is wrong. What they didn’t tell you in that letter is that Institutional Shareholder Services (“ISS”), a leading provider of independent proxy advisory services to over 700 institutional investors, mutual funds, and other fiduciaries, recommended to its clients that they vote AGAINST the merger. In issuing its recommendation, ISS stated that the merger price “is outside the boundary of reasonableness when compared to precedent transactions . . .”

ISS also highlighted management’s conflicts of interest stating: “The approximately $90 million in management payments for negotiating a deal that is the lowest price to book valuation in the nine years covered in the financial advisor report underscores the significant conflict of interest between management and shareholders.”

ISS also questioned whether management’s actions were serving shareholders: “. . . the lack of an auction process to sell the company, rich goodbye package to management, and the company’s historical underperformance to peers, creates a mosaic of management actions not serving shareholder interests.”

Highfields Capital is the owner of 2,184,500 MONY shares (4.63%) and has voted AGAINST the proposed sale. Like many of you, we invested in MONY with a view towards long-term equity appreciation. We have been a MONY shareholder for over five years and strongly believe that a sale at less than 75% of book value is not in the best interest of shareholders.

We continue to believe that MONY has the potential to provide a higher return on our investment and strongly oppose a bargain-basement sale of MONY. We believe that independent MONY shareholders — no matter how many shares they own — should join us and vote AGAINST the sale to AXA.

In making your decision to vote AGAINST the merger, we ask you to consider the following:

•	Better Alternatives ARE Available. Management says that $31 per share is the best price available because of MONY’s poor earnings history and prospects, and that the future is bleak. Yet, before the AXA announcement, this same management reported that both industry conditions and MONY’s own performance were improving. We believe that the sale to AXA should be rejected, and that new management should be brought in to operate the Company. Replacing poor management is the better alternative to a bargain sale that enriches Company executives more than it benefits all shareholders.

•	You Should Want MAXIMUM Value for Your MONY Shares. Management says that it has always been open to bidders, and that AXA’s offer of $31 per share is the best that it could do for shareholders. Is it? Management admits that it only negotiated with AXA and that it agreed to the $31 per share without attempting to auction the Company to the highest bidder. We believe that MONY can be operated more profitably, and MONY shares will be worth more, if the sale to AXA is rejected and new management put in charge of MONY’s business.

•	Is a Sale for $31 Per Share “FAIR?” Management says $31 per share is a fair price largely justified by MONY’s poor operating results (for which management is responsible). Management also points you to a “fairness” opinion prepared by its investment banker, saying that a sale at less than 75% of MONY’s book value is fair, even though it found that in 33 precedent transactions the average price was nearly two times book value. We ask that you consider the fact that management has agreed to pay $15 million of shareholders’ money to that investment banker if the AXA sale is completed.

•	Major Shareholders OPPOSE the Sale to AXA. Numerous long-term and institutional shareholders of MONY, including mutual funds, registered investment advisors and other money managers holding almost 15% of MONY shares have announced their strong opposition to the sale. The AFL-CIO Office of Investment, which advises pension funds covering millions of workers and over $400 billion of assets, has advised AGAINST the sale, citing concerns with “management’s credibility,” “excessive” executive severance and stating that the “price is too low.”

•	Independent Fiduciaries OPPOSE the Sale to AXA. Like Highfields Capital, many of these shareholders and investment managers are long-term investors in MONY and have a fiduciary duty to do what is best for their investors and clients. We believe that voting AGAINST the sale to AXA is in the best interest of MONY shareholders. ISS, an independent advisory firm, also recommended to its clients that they vote AGAINST the merger.

•	Management’s Golden Parachute Payments are Grossly Disproportionate to the Anemic Premium it Negotiated for its Shareholders. Management says you should follow its advice rather than the views of your fellow shareholders. We ask you to consider management’s self-interest: management negotiated a transaction that could pay it approximately $90 million of compensation, but only approximately $79 million of premium to you and the hundreds of thousands of other MONY shareholders.

Ask yourself, whom should you believe? Are your interests more aligned with MONY’s independent shareholders who have a duty to maximize the value of MONY shares for their investors and clients and are voting AGAINST the sale, or with Company executives who could receive approximately $90 million of total compensation if the sale to AXA is completed?

The result of poor management should not be the sale of MONY at an inadequate price in a transaction that could result in a management windfall of approximately $90 million. Such a transaction effectively rewards management for its failures, rather than rewarding shareholders for their investment.

EXERCISE YOUR RIGHTS TO DEMAND APPRAISAL

OF MONY SHARES BY A DELAWARE COURT

Highfields Capital has notified MONY that we are exercising our right under Delaware law to be paid the appraised value of MONY shares if the transaction is completed. We believe that preserving the right to appraisal is particularly important since, even if approved, the sale may not be completed for over a year. Any delay could mean that MONY’s value may increase even further by the effective time of the merger, the date as of which the appraisal value is determined.

•	Exercising appraisal rights will preserve your right to have the Delaware Court of Chancery determine the value of your MONY shares, rather than accept only what AXA has offered. You may revoke your appraisal demand, and accept the $31 per share merger price, at any time within 60 days after the effective date of the merger. If you vote in favor of the AXA transaction, you will lose this right to appraised value.

•	MONY has already announced non-compliance with AXA’s requirement that less than 10% of shares demand appraisal. MONY has also said that there is no assurance that AXA will waive this condition and complete the purchase. The result is that approval of the merger agreement could give AXA a one-way, perhaps year-long, option to either purchase MONY, or invoke its right to abandon the merger. Exercising appraisal rights now will ensure that you, and not just AXA, will have choices if the time to complete the merger finally comes.

TIME IS SHORT! VOTE AGAINST THE AXA MERGER BY VOTING

AGAINST PROPOSALS 1 AND 2 ON THE ENCLOSED MONY PROXY CARD

Even if you have previously returned a proxy card voting your shares for the merger, you have every right to change your mind and vote AGAINST the transaction. To revoke your previously voted proxy simply mark “AGAINST” under proposals 1 and 2, sign, date and mail the enclosed MONY proxy directly to MONY so that it is received prior to the February 24, 2004 special meeting of shareholders. Remember, the latest dated proxy card is the only card that counts. The MONY proxy card is being provided for your convenience to facilitate your voting on the merger and should not be returned to Highfields Capital.

If you need assistance in voting your shares or have any questions about how to exercise and preserve your appraisal rights, please call MacKenzie Partners, Inc. toll-free at (800) 322-2885 or collect at (212) 929-5500.

HIGHFIELDS CAPITAL MANAGEMENT

Sincerely,

/s/ Jonathon S. Jacobson	/s/ Richard L. Grubman
JONATHON S. JACOBSON	RICHARD L. GRUBMAN
Managing Director	Managing Director

PLEASE VOTE TODAY

We have enclosed a copy of the Company’s WHITE proxy card. This proxy card is being furnished by Highfields Capital and not by MONY. Highfields Capital is soliciting in opposition to MONY management’s support of the AXA merger. Please take a moment to vote “AGAINST” the adoption of the merger agreement and the proposal to adjourn the special meeting on the WHITE proxy card. Remember, if no specification is made and you return this proxy card, it will have the same effect as a vote “FOR” the adoption of the merger agreement and the proposal to adjourn the special meeting. Your vote is important, so please complete the WHITE proxy card by marking the “AGAINST” boxes and signing your name legibly and exactly as it appears in the Company’s stock record book. If there is more than one owner, all shareholders must sign the proxy card. When signing as attorney, executor, officer, trustee or guardian, please provide your full title as such. Upon completion, please date and mail the WHITE proxy card to MONY using the postage-paid envelope provided. This proxy card is being provided for your convenience and must not be sent to Highfields Capital. When properly signed and returned, this proxy card shall revoke any proxy previously given in connection with the special meeting. If you have any questions or need assistance in voting your proxy card or exercising your appraisal rights, please call:

[Logo: MACKENZIE PARTNERS, INC.]

105 Madison Avenue

New York, New York 10016

email: proxy@mackenziepartners.com

Call collect: (212) 929-5500

or

Toll Free: (800) 322-2885

Facsimile: (212) 929-0308

Highfields Capital has retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist it in communicating with MONY shareholders in connection with MONY’s February 24, 2004 special meeting of shareholders to vote on the proposed sale to AXA. Highfields is communicating with MONY shareholders by means of an exempt solicitation under the federal proxy rules. Highfields urges all MONY shareholders to protect the value of their investment by voting against AXA’s efforts to buy MONY at a discounted price.

[MONY LOGO]

Proxy Solicited by The Board of Directors For the Special Meeting of Stockholders on Tuesday, February 24, 2004.

Lee M. Smith and Bart R. Schwartz, or any of them individually and each of them with the power of substitution, are hereby appointed Proxies of the undersigned to vote all shares of MONY common stock owned on the record date by the undersigned at the Special Meeting of Stockholders to be held at the New York Marriott Marquis hotel, 1535 Broadway, New York. New York, at 9:30 a.m., local time, on Tuesday, February 24, 2004, or any adjournment or postponement thereof, upon such business as may properly come before the meeting, including the items on the reverse side of this form, as set forth in the Notice of Special Meeting of Stockholders and Proxy Statement.

(Your shares of MONY common stock will not be voted unless this proxy form is signed and returned, the proxy is submitted by telephone or via the Internet, the shares are voted in person at the Special Meeting, or other arrangements are made to have the shares represented at the meeting.)

SEE REVERSE SIDE

THE MONY GROUP INC.	PROXY

This proxy when properly executed will be voted as specified. If no specification is made, this proxy will be vote “FOR” the adoption of Proposals 1 and 2 listed below, “AGAINST” the adoption of Proposal 3 listed below and, to the extent permitted by law, in accordance with the Proxies’ discretion on such other business that may properly come before the special meeting and matters incident to the special meeting.

The Board of Directors recommends a vote “FOR” Proposals 1 and 2.	FOR	AGAINST	ABSTAIN

1.     The adoption of the Agreement and Plan of Merger, dated as of September 17, 2003, among AXA Financial, Inc., AIMA Acquisition Co. and The MONY Group Inc., providing for the merger of a wholly owned subsidiary of AXA Financial with and into MONY.

	☐	☐	☐

2.     The approval of any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies in favor of Proposal 1 in the event there are not sufficient votes for approval of Proposal 1 at the special meeting.

	☐	☐	☐

The Board of Directors recommends a vote “AGAINST” Proposal 3.

3. The approval of the stockholder proposal, if presented at the special meeting, as described in the proxy statement.	☐	☐	☐

SIGNATURE(S):	DATE:

NOTE: Please sign exactly as your name or names appear above. If more than one owner, all stockholders must sign. When signing as attorney, executor, officer, trustee or guardian, please give your full title as such.